FOR IMMEDIATE RELEASE

JED OIL INC. ANNOUNCES FARMOUT AGREEMENT AND LISTING COMPLIANCE NOTICE

 (all amounts expressed in U.S. Dollars)

Calgary, Alberta – Thursday, April 19, 2007 – JED Oil Inc. (AMEX: JDO) (“JED” or the “Company”) today announced that it has entered into a farmout agreement through its wholly owned US subsidiary to drill 7 test wells in lands in Unitah County, Utah, subject to JED’s completion of satisfactory due diligence. Six of the test wells will target natural gas in the Wasatch formation and the seventh test well will target natural gas in the deeper Mesa Verde formation.  The farmor company has assigned a 10% working interest to a third party, so the Company will pay 90% of the costs of the test wells to earn a 45% working interest in the test wells and their 40 acre spacing units.  If all seven test wells are drilled and either completed or abandoned by December 31, 2007, JED will also earn a 45% working interest in all zones to the base of the Mesa Verde of an additional 2,692 acres of land under the farmout.  “We are very pleased with this agreement,” stated JED’s President, James Rundell.  “It is the fruition of one of the numerous transactions we have been reviewing and pursuing and the seven test wells will help fill out our current drilling program.  Drilling permits have already been obtained on eight possible locations, so we can commence drilling soon after we have completed due diligence.”

JED also announced that it has received notice from the American Stock Exchange (“AMEX”) that at December 31, 2006, the Company is not in compliance with Section 1003(a)(i) of the AMEX Company Guide.  This section requires that a listed company must have either $2,000,000 in shareholders’ equity or not have sustained losses from continuing operations or net losses in two out of three of its most recent fiscal years. (As the Company has previously advised, JED started operations in 2004 and sustained losses in that start-up year, as well as losses and a deficit position in shareholder equity in 2006 due to large write-downs of assets.)  JED will submit a detailed plan to AMEX by May 14, 2007 outlining the steps it has taken and will take to bring the Company back into compliance no later than October 13, 2008.  The plan is subject to the approval of the AMEX Listings Qualifications Department and upon such approval the Company will continue its listing during the plan period of up to 18 months, subject to periodic review.  In the event that JED did not submit a plan; the plan is not approved; the Company does not make progress towards compliance consist with its approved plan, or is not in compliance at the end of the plan period, the Company may be subject to delisting proceedings by AMEX.

Compliance may be achieved through JED either showing profits from continuing operations and a net profit for fiscal 2007 or by increasing shareholders’ equity to at least $2,000,000.  “We believe that the opportunities we are currently pursuing, such as the Unitah farmout agreement, and our current drilling plan will bring us back into compliance with the AMEX requirements,” stated Richard Carmichael, the Company’s CFO.  “Our growth and future success depend upon our ability to make a profit and to increase shareholder equity and we are taking steps to achieve these goals.  The notice from AMEX does not require us to do anything additional to what we are already doing, other than present our plans to them for approval and monitoring.”

About JED Oil Inc.

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and develops and operates oil and natural gas properties in western Canada and the Rocky Mountain states in the United States.

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JED Oil Inc.

April 19, 2007

This press release contains forward-looking statements. The words “proposed”, “anticipated” and scheduled” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.  Factors that may affect future results are contained in JED’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov) and JED’s filings with the Alberta Securities Commission, which are available at the Web site (http://www.SEDAR.com).  JED is not under any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Tom Jacobsen, CEO

Linda Latman  (212) 836-9609

(403) 335-2107

Lena Cati (212) 836-9611

Marcia Johnston, General Counsel

www.theequitygroup.com

(403) 335-2105

www.jedoil.com